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Exhibit 99.1

SINA CORPORATION

 NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on November 3, 2017

        On November 3, 2017, SINA Corporation, a Cayman Islands company (the "Company"), will hold its annual general meeting of shareholders (the "2017 Annual General Meeting") at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen's Road, Central, Hong Kong. The meeting will begin at 2:00 p.m., local time.

        Only shareholders registered in the Company's register of members at the close of business on September 20, 2017 (the "Record Date") are entitled to receive notice of and vote at the 2017 Annual General Meeting or any adjourned or postponed meeting thereof. The 2017 Annual General Meeting is called for the following purposes:

        1.     to re-elect Yichen Zhang to serve on the board of directors of the Company (the "Board of Directors" or the "Board"), subject to retirement by rotation under the Company's Amended and Restated Articles of Association (the "Articles of Association");

        2.     to ratify the appointment of PricewaterhouseCoopers Zhong Tian LLP as the independent auditors of the Company for the current fiscal year, which ends December 31, 2017;

        3.     to vote on the proposal of Aristeia Master, L.P., a shareholder of the Company ("Aristeia"), seeking to elect Brett H. Krause to serve on the Board of Directors until the 2018 annual general meeting of shareholders (the "2018 Annual General Meeting");

        4.     to vote on the proposal of Aristeia, seeking to elect Thomas J. Manning (together with Brett H. Krause, the "Aristeia Nominees", and each, an "Aristeia Nominee") to serve on the Board of Directors until the 2018 Annual General Meeting; and

        5.     to consider and take action upon such other matters as may properly come before the 2017 Annual General Meeting or any adjournment or postponement thereof.

        You may receive solicitation materials from Aristeia seeking your proxy to vote for the Aristeia Nominees to become members of the Board of Directors. THE BOARD OF DIRECTORS URGES YOU NOT TO SIGN OR RETURN ANY PROXY CARD SENT TO YOU BY ARISTEIA. THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RE-ELECTION OF YICHEN ZHANG AS THE COMPANY'S NOMINEE ON THE ENCLOSED WHITE PROXY CARD. IN ADDITION, THE BOARD RECOMMENDS THAT YOU VOTE "AGAINST" THE ELECTION OF EACH OF THE ARISTEIA NOMINEES ON THE ENCLOSED WHITE PROXY CARD.

        We cordially invite all shareholders to attend the 2017 Annual General Meeting in person. However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of such shareholder and that proxy need not be a shareholder of the Company. YOUR VOTE IS EXTREMELY IMPORTANT THIS YEAR IN LIGHT OF THE POTENTIAL PROXY CONTEST BEING CONDUCTED BY ARISTEIA.

        Whether or not you expect to attend the 2017 Annual General Meeting in person, please mark, date, sign and return the enclosed WHITE proxy card as promptly as possible, and in any event, not

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less than forty-eight (48) hours before the time appointed for the holding of the 2017 Annual General Meeting (i.e., no later than 2:00 a.m., Eastern Daylight Time, on October 31, 2017, or 2:00 p.m., Hong Kong time, on November 1, 2017), in the postage-prepaid envelope provided to ensure your representation and the presence of a quorum at the 2017 Annual General Meeting. Votes indicated in proxy cards received after such date and time will not be voted at the 2017 Annual General Meeting; provided that the Chairman of the 2017 Annual General Meeting may at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited prior to such date and time upon receipt of cable, telex, telecopier, facsimile, electronic mail or through internet confirmation from the appointor that the instrument of proxy duly signed is in the course of transmission to the Company. The ordinary shares represented by all properly executed proxies returned to the Company will be voted at the 2017 Annual General Meeting as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his or her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on the WHITE proxy card. Where the individuals named as the proxies on the WHITE proxy card act as proxies and are otherwise entitled to exercise their discretion, he or she will vote the shares "FOR" the resolution to re-elect Mr. Zhang as a member of the Board of Directors, "FOR" the resolution to ratify the appointment of PricewaterhouseCoopers Zhong Tian LLP as the Company's independent auditors and "AGAINST" the election of each of the Aristeia Nominees.

        The Company does not presently know of any other business which may come before the 2017 Annual General Meeting. However, if any other matter properly comes before the 2017 Annual General Meeting, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated, the WHITE proxy cards solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein.

        If you change your mind after you return your proxy card, you may revoke your proxy by voting in person at the 2017 Annual General Meeting, or by submitting a notice of revocation or another proxy card with a later date up to forty-eight (48) hours before the 2017 Annual General Meeting. If your shares are held in "street name" and you wish to attend and vote at the 2017 Annual General Meeting, you must notify your broker, bank or other nominee and obtain the proper documentation to attend and vote your shares at the 2017 Annual General Meeting.

        If you have any questions about the 2017 Annual General Meeting or how to vote or revoke your proxy, you should contact our proxy solicitor:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Shareholders may call toll-free (from the U.S. and Canada): 888-750-5834
International shareholders may call: +1-412-232-3651
Banks and brokers (call collect): 212-750-5833

By Order of the Board of Directors,

/s/ Charles Chao Charles Chao Chairman and Chief Executive Officer

Beijing, China

September 25, 2017

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INVITATION TO ANNUAL GENERAL MEETING OF SHAREHOLDERS OF SINA CORPORATION
November 3, 2017
2:00 p.m., local time,
at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen's Road, Central, Hong Kong

Agenda Items:

(1)    Company Proposal:    Re-election of Yichen Zhang to serve on the board of directors of the Company (the "Board of Directors" or the "Board"), subject to retirement by rotation under the Company's Amended and Restated Articles of Association (the "Articles of Association") and until his successor is duly appointed and qualified.

        Recommendation:    The Board of Directors recommends you vote "FOR" the re-election of Yichen Zhang as a director.

(2)    Company Proposal:    Ratification of the appointment of PricewaterhouseCoopers Zhong Tian LLP as the independent auditors of the Company for the current fiscal year, which ends December 31, 2017.

        Recommendation:    The Board of Directors recommends you vote "FOR" this proposal to ratify the appointment of PricewaterhouseCoopers Zhong Tian LLP as the independent auditors of the Company.

(3)    Shareholder Proposal:    To vote on the proposal of Aristeia Master, L.P., a shareholder of the Company ("Aristeia"), seeking to elect Brett H. Krause to serve on the Board of Directors.

        Recommendation:    The Board of Directors recommends you vote "AGAINST" the election of Brett H. Krause as a director.

(4)    Shareholder Proposal:    To vote on the proposal of Aristeia, seeking to elect Thomas J. Manning (together with Brett H. Krause, the "Aristeia Nominees", and each, an "Aristeia Nominee") to serve on the Board of Directors.

        Recommendation:    The Board of Directors recommends you vote "AGAINST" the election of Thomas J. Manning as a director.

Organizational Matters

        A copy of the proxy materials, including a proxy, has been sent to each shareholder registered in the Company's register of members at the close of business on September 20, 2017. Shareholders not registered in the Company's register of members at the close of business on September 20, 2017 will not be entitled to attend, vote or grant proxies to vote at, the 2017 Annual General Meeting.

        Shareholders registered in the Company's register of members at the close of business on September 20, 2017 have the right to attend the 2017 Annual General Meeting and vote their shares (in person or by proxy), or may grant a proxy to vote on each of the proposals included in this proxy statement and any modification to any agenda item or proposal identified in this proxy statement or other matter on which voting is permissible under Cayman Islands law and which is properly brought at the 2017 Annual General Meeting for consideration. Shareholders may deliver proxies to the Company, c/o Innisfree M&A Incorporated ("Innisfree"), our proxy solicitor, by marking the proxy card appropriately, executing it in the space provided, dating it and returning it in the postage-paid envelope provided.

        Any proxy card, whether mailed to you by the Company or Aristeia, must be received by the Company no later than 2:00 a.m., Eastern Daylight Time, on October 31, 2017, or 2:00 p.m., Hong Kong time, on November 1, 2017. Votes indicated in proxy cards received after such date and time will

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not be voted at the 2017 Annual General Meeting; provided that the Chairman of the 2017 Annual General Meeting may at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited prior to such date and time upon receipt of cable, telex, telecopier, facsimile, electronic mail or through internet confirmation from the appointor that the instrument of proxy duly signed is in the course of transmission to the Company.

        Whether or not you expect to attend the 2017 Annual General Meeting in person, please mark, date, sign and return the enclosed WHITE proxy card as promptly as possible in the postage-prepaid envelope provided to ensure your representation and the presence of a quorum at the 2017 Annual General Meeting. The ordinary shares represented by all properly executed WHITE proxy cards returned to the Company will be voted at the 2017 Annual General Meeting as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his or her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on the WHITE proxy card. Where the individuals named as the proxies on the WHITE proxy card act as proxies and are otherwise entitled to exercise their discretion, he or she will vote the shares "FOR" the resolution to re-elect Mr. Zhang as a member of the Board of Directors, "FOR" the resolution to ratify the appointment of PricewaterhouseCoopers Zhong Tian LLP as the Company's independent auditors and "AGAINST" the election of each of the Aristeia Nominees.

        The Company does not presently know of any other business which may come before the 2017 Annual General Meeting. However, if any other matter properly comes before the 2017 Annual General Meeting, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated, the WHITE proxy cards solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. If you change your mind after you return your WHITE proxy card, you may revoke your proxy by voting in person at the 2017 Annual General Meeting, or by submitting a notice of revocation or another proxy card with a later date no later than 2:00 a.m., Eastern Daylight Time, on October 31, 2017, or 2:00 p.m., Hong Kong time, on November 1, 2017.

        Shareholders who hold their shares in the name of a bank, broker or other nominee should follow the instructions provided by such bank, broker or nominee when voting their shares. Shareholders who hold their shares in the name of a bank, broker or other nominee and wish to attend and vote in person at the 2017 Annual General Meeting must obtain a valid, "legal" proxy from such bank, broker or nominee that holds their shares.

        Directions to the 2017 Annual General Meeting can be obtained by contacting our Investor Relations Department at our principal executive offices, SINA Plaza, No. 8 Courtyard 10 West, Xibeiwang East Road, Haidian District, Beijing, 100193 People's Republic of China, telephone number +86-10-5898-3336. If you intend to attend and vote at the 2017 Annual General Meeting in person, and you are a shareholder registered in the Company's register of members at the close of business on September 20, 2017 (the "Record Date"), you will be required to present a valid government-issued form of identification. If you intend to attend the 2017 Annual General Meeting in person and you own your shares in "street name," you will be required to present a valid government-issued form of identification and a recent brokerage statement showing your ownership of SINA's shares as of the Record Date or a "legal" proxy issued by your bank, broker or other nominee in your name (which "legal" proxy will allow you to vote at the 2017 Annual General Meeting). If you hold your shares in the name of a bank, broker or other nominee, in order to vote in person with a legal proxy at the 2017 Annual General Meeting, the legal proxy must have been received at SINA Corporation, c/o Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022 USA no later than 2:00 a.m., Eastern Daylight Time, on October 31, 2017, or 2:00 p.m., Hong Kong time, on November 1, 2017.

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Annual Report, Consolidated Financial Statements, Statutory Financial Statements

        A copy of the Company's 2016 Annual Report filed with the U.S. Securities and Exchange Commission (the "SEC") on Form 20-F ("2016 Annual Report") for the year ended December 31, 2016 may be obtained without charge by contacting our Investor Relations Department at our principal executive offices, SINA Plaza, No. 8 Courtyard 10 West, Xibeiwang East Road, Haidian District, Beijing, 100193 People's Republic of China, telephone number +86-10-5898-3336, or the Company's proxy solicitor, Innisfree, in the United States at 501 Madison Avenue, 20th Floor, New York, New York 10022 USA, telephone number 888-750-5834 (if calling from the U.S. or Canada) or +1-412-232-3651 (if calling internationally).

On behalf of the Board of Directors,

Charles Chao
Chairman and Chief Executive Officer

Beijing, China
September 25, 2017

YOUR VOTE IS IMPORTANT

You may designate proxies to vote your shares by mailing the enclosed WHITE proxy card. Please review the instructions in the proxy statement and on your WHITE proxy card regarding voting.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2017 ANNUAL GENERAL MEETING TO BE HELD ON NOVEMBER 3, 2017.

Our proxy statement and 2016 Annual Report are available at
http://corp.sina.com.cn/eng/AGM/

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PROXY STATEMENT

FOR ANNUAL GENERAL MEETING OF SINA CORPORATION

November 3, 2017

INFORMATION ABOUT THE MEETING AND VOTING

        This proxy statement is furnished in connection with the solicitation of proxies by SINA Corporation, on behalf of our board of directors (the "Board of Directors" or the "Board"), to be voted at our 2017 annual general meeting of shareholders (the "2017 Annual General Meeting") to be held on November 3, 2017, at 2:00 p.m., local time, at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen's Road, Central, Hong Kong. As used in this proxy statement, the terms "SINA," the "Company," "we," "us" and "our" mean SINA Corporation and its subsidiaries unless the context indicates otherwise.

Agenda Items

        At the 2017 Annual General Meeting, shareholders will be asked to vote upon the following agenda items:

  (1)
  Re-election of Yichen Zhang to serve on the Board of Directors, subject to retirement by rotation under the Company's Amended and Restated Articles of Association (the "Articles of Association") and until his successor is duly appointed and qualified.

  (2)
  Ratification of the appointment of PricewaterhouseCoopers Zhong Tian LLP as the independent auditors of the Company for the current fiscal year, which ends December 31, 2017.

  (3)
  To vote on the proposal of Aristeia Master, L.P., a shareholder of the Company ("Aristeia"), seeking to elect Brett H. Krause to serve on the Board of Directors until the 2018 annual general meeting of shareholders (the "2018 Annual General Meeting").

  (4)
  To vote on the proposal of Aristeia, seeking to elect Thomas J. Manning (together with Brett H. Krause, the "Aristeia Nominees", and each, an "Aristeia Nominee") to serve on the Board of Directors until the 2018 Annual General Meeting.

        If the Company's shareholders elect Mr. Zhang to the Board at the 2017 Annual General Meeting, Mr. Zhang will be re-elected subject to retirement by rotation under the Articles of Association and until his successor is duly appointed and qualified.

        In the event that the Company's shareholders elect any (or all) of the Aristeia Nominees, then, in accordance with our Articles of Association, such director or directors shall serve on our Board of Directors with a term or terms expiring at the 2018 Annual General Meeting.

        To be elected to the Board of Directors, each nominee must receive an affirmative majority of the votes cast with respect to such nominee's election as a director at the 2017 Annual General Meeting. Your vote to "ABSTAIN" from voting for any nominee will have no effect on the outcome of the vote for such nominee. To the extent any of the Aristeia Nominees are elected to the Board at the 2017 Annual General Meeting, the size of the Board shall be deemed to be increased to enable any such duly elected Aristeia Nominee to serve on the Board.

Votes Required

        The re-election of Mr. Zhang as a director, the ratification of the Company's independent auditors and the election of each of the Aristeia Nominees as a director each require the affirmative vote of a majority of the votes cast (in person or by proxy) on each such proposal at the 2017 Annual General

Meeting, not counting abstentions, broker non-votes or blank or invalid ballots, which will have no effect on any of the proposals.

Record Date

        Only shareholders registered in the Company's register of members at the close of business on September 20, 2017 (the "Record Date") are entitled to receive notice of and vote at the 2017 Annual General Meeting or any adjourned or postponed meeting thereof. As of the Record Date, there were 71,514,660 shares outstanding.

Proxies

        A WHITE proxy card is being sent to each record holder of shares as of September 20, 2017. Shareholders may deliver proxies to the Company, c/o Innisfree M&A Incorporated ("Innisfree"), our proxy solicitor, by marking the WHITE proxy card appropriately, executing it in the space provided, dating it and returning it in the postage-paid envelope provided.

        To vote by mail, please sign and date your WHITE proxy card and return it in the enclosed, postage-paid envelope as soon as possible to ensure that your WHITE proxy card is timely submitted. Any proxy card, whether mailed to you by us or Aristeia, must be received by us no later than 2:00 a.m., Eastern Daylight Time, on October 31, 2017, or 2:00 p.m., Hong Kong time, on November 1, 2017. Votes indicated on any proxy cards received after such date and time will not be voted at the 2017 Annual General Meeting; provided that the Chairman of the 2017 Annual General Meeting may at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited prior to such date and time upon receipt of cable, telex, telecopier, facsimile, electronic mail or through internet confirmation from the appointor that the instrument of proxy duly signed is in the course of transmission to the Company.

        If you received more than one WHITE proxy card, it means that you hold shares in more than one account. Please sign and return all WHITE proxy cards to ensure that all your shares are voted at the 2017 Annual General Meeting.

        Additionally, please note that Aristeia has nominated two candidates for election as directors at the 2017 Annual General Meeting. You may receive proxy solicitation materials from Aristeia, including an opposition proxy statement and a proxy card. Your Board of Directors unanimously recommends that you disregard and do not return any proxy card you receive from Aristeia.

        If you have already voted using Aristeia's proxy card, you have every right to change your vote and revoke your prior proxy by signing and dating the enclosed WHITE proxy card and returning it in the postage-paid envelope provided. Only the latest dated proxy you submit will be counted. The Board of Directors recommends that you vote "AGAINST" the election of each of the Aristeia Nominees on the enclosed WHITE proxy card.

        You may revoke your proxy card at any time prior to its exercise by:

  •
  submitting a notice of revocation to our Corporate Secretary at SINA Corporation, 7/F, SINA Plaza, No. 8 Courtyard 10 West, Xibeiwang East Road, Haidian District, Beijing 100193 People's Republic of China or to our proxy solicitor, Innisfree, at SINA Corporation, c/o Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022 USA;

  •
  properly completing and executing a later-dated WHITE proxy card; or

  •
  voting in person at the 2017 Annual General Meeting.

        If you intend to attend and vote at the 2017 Annual General Meeting in person and you are a shareholder registered in the Company's register of members at the close of business on September 20,

2017, you will be required to present a valid government-issued form of identification. If you intend to attend the 2017 Annual General Meeting in person and you own your shares in "street name," you will be required to present a valid government-issued form of identification and a recent brokerage statement showing your ownership of SINA's shares as of the Record Date or a "legal" proxy issued by your bank, broker or other nominee in your name (which "legal" proxy will allow you to vote at the 2017 Annual General Meeting). If you hold your shares in the name of a bank, broker or other nominee, in order to vote in person with a legal proxy at the 2017 Annual General Meeting, the legal proxy must have been received at SINA Corporation, c/o Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022 USA no later than 2:00 a.m., Eastern Daylight Time, on October 31, 2017, or 2:00 p.m., Hong Kong time, on November 1, 2017.

        Your presence without voting at the 2017 Annual General Meeting will not automatically revoke your proxy, and any revocation during the 2017 Annual General Meeting will not affect votes in relation to agenda items that have already been voted on. If you hold your shares in the name of a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or nominee in revoking your previously granted proxy.

Quorum

        Our Articles of Association provide that the presence of shareholders, in person or by proxy, holding at least one-third of the then outstanding ordinary shares of the Company entitled to vote at such meeting constitutes a quorum for purposes of convening the 2017 Annual General Meeting and voting on all of the matters described in this proxy statement. Abstentions and "broker non-votes", so long as the broker has discretion to vote the shares on at least one matter before the 2017 Annual General Meeting, will be counted as present for purposes of determining whether there is a quorum at the 2017 Annual General Meeting. As of the Record Date, there were 71,514,660 shares outstanding. Therefore, at least 23,838,220 shares need to be present, in person or by proxy, at the 2017 Annual General Meeting in order to hold the meeting and conduct business.

Effect of Abstentions

        Abstentions are counted as shares that are present for the purpose of determining the presence of a quorum, but are not counted as votes cast for or against any matter submitted to the shareholders for a vote.

Broker Non-Votes

        When a matter to be voted on at a shareholders' meeting is the subject of a contested solicitation, brokers, banks, trustees and nominees do not have discretion to vote your shares on that matter, to the extent they have provided you with the opposition party's proxy materials. Because Aristeia submitted a notice of its intent to nominate candidates for election as directors and may file a proxy statement regarding the same, the 2017 Annual General Meeting is expected to be the subject of a contested solicitation and therefore if you hold your shares in street name and you do not provide your broker, bank, trustee or nominee who holds such shares of record with specific instructions regarding how to vote on any proposal to be voted on at the 2017 Annual General Meeting, your broker may not be permitted to vote your shares on the proposal(s) for which you have not given instructions (i.e., a "broker non-vote").

        Please note that to be sure your vote is counted on all of the proposals to be considered at the 2017 Annual General Meeting, including the election of directors, you should instruct your broker, bank, trustee or nominee how to vote your shares. If you do not provide voting instructions, votes may not be cast on your behalf with respect to those proposals.

        Broker non-votes will be counted for the purpose of determining the presence or absence of a quorum, but will not be counted for the purpose of determining the number of votes cast on any proposal.

        We encourage you to provide instructions to your brokerage firm by voting your WHITE proxy card. This ensures that your shares will be voted at the 2017 Annual General Meeting.

Vote Tabulation

        Votes cast by proxy or in person at the 2017 Annual General Meeting will be counted by the Company or an agent appointed by the Company as soon as practicable following the 2017 Annual General Meeting.

Background of the Solicitation

        On June 19, 2017, William R. Techar, a partner of Aristeia Capital, L.L.C. (together with Aristeia Master, L.P. and certain of its and their affiliates and managed entities, "Aristeia") sent a letter to the Company regarding, among other things, the Company's current market valuation and requesting a meeting with Charles Chao, the Chairman of the Board and Chief Executive Officer of the Company (the "CEO").

        On June 23, 2017, the Company replied in writing to Aristeia stating that the Company is mindful of its obligations to all of its investors and stakeholders, as well as applicable legal requirements, and consistent with its public disclosures is pursuing initiatives to promote its business and maintain shareholder value, but, after speaking with Mr. Chao regarding Aristeia's request for a meeting, the Company did not believe a meeting between representatives of Aristeia and Mr. Chao would be productive at that time.

        On July 20, 2017, Bonnie Yi Zhang, Chief Financial Officer of the Company, met with representatives of Aristeia in the course of the Company's regular investor meetings.

        On July 22, 2017, Aristeia, which on that date beneficially owned approximately 3.5% of the Company's outstanding ordinary shares, delivered a notice of nomination to the Company (the "Nomination Notice") indicating that it would be seeking shareholder approval to elect Brett H. Krause, Thomas J. Manning and Dr. Roger Y. Zhu as directors at the 2017 Annual General Meeting in addition to the existing directors. In its Nomination Notice, Aristeia also notified the Company that it would be seeking shareholder approval of a proposal to be presented at the 2017 Annual General Meeting pursuant to which, if and to the extent necessary, the maximum number of directors that are able to serve on the Board at any time shall be increased such that all directors that are elected at the 2017 Annual General Meeting are able to serve on the Board. The Company determined that Aristeia's proposal to increase the size of the Board was not necessary and, to the extent any Aristeia Nominee is duly elected to the Board at the 2017 Annual General Meeting, the Board size shall be deemed to be increased such that all nominees elected to the Board at the 2017 Annual General Meeting are able to serve on the Board. In its e-mail attaching its Nomination Notice, Aristeia stated that it looked forward to hearing about certain proposed value-enhancing ideas from the Company by no later than July 28, 2017 and was willing to keep its nominations private until that date.

        On July 26, 2017, the Company's outside legal counsel contacted Aristeia's outside legal counsel to ask for additional details and specificity with respect to various value-enhancing ideas that Aristeia proposed for the Company in its Nomination Notice. Aristeia's outside legal counsel stated that it would communicate with its client and respond to the Company's outside legal counsel later that week.

        On August 1, 2017, Aristeia's outside legal counsel delivered to the Company's outside legal counsel a letter from Mr. Techar of Aristeia, specifying in further detail certain value-enhancing actions that Aristeia suggested the Company undertake including, among other things, exploring a sale or merger of the Company in its entirety, exploring strategic alternatives for the Company's entire remaining stake in Weibo Corporation, monetizing some or all of the Company's investments and returning that capital to the Company's shareholders through share repurchases and upsizing or utilizing the Company's 2016 Repurchase Plan to repurchase its own ordinary shares.

        On August 2, 2017, the Company's outside legal counsel communicated with Aristeia's outside legal counsel to schedule a meeting between Mr. Chao, certain independent directors of the Company and representatives of Aristeia in Hong Kong during the week of August 21, 2017.

        On August 23, 2017, Mr. Techar, Robert Lynch and Jacob Mazotas of Aristeia met with Mr. Chao and two of the Company's independent directors, Yichen Zhang and Song-Yi Zhang, in Hong Kong to discuss Aristeia's proposed value-enhancing ideas for the Company. At the meeting, representatives of the Company explained to Aristeia's representatives that the regulatory environment relating to the Company's media business meant that certain of Aristeia's proposed value-enhancing ideas were not feasible at this time. Also at the meeting, representatives of the Company discussed the Company's recent extension of its $500 million share repurchase program and the market's response to each of the Company's two previous distributions of Weibo Corporation shares as dividends to the Company's shareholders since October 2016.

        On August 25, 2017, the Company's outside legal counsel sent to Aristeia's outside legal counsel a director nominee questionnaire and requested that each of the Aristeia Nominees complete and return a signed questionnaire to the Company no later than August 31, 2017 to enable the Company to evaluate the Aristeia Nominees and determine whether to schedule in-person interviews with such nominees.

        Also on August 25, 2017, Aristeia's outside legal counsel e-mailed the Company's outside legal counsel to request that the Company share with Aristeia the specific value-enhancing actions to which the Company was willing to commit. Aristeia's outside legal counsel also indicated that Aristeia would be willing to enter into a short-term non-disclosure agreement if required in order to discuss any non-public value-enhancing actions to which the Company would commit.

        On September 5, 2017, the Company's outside legal counsel relayed to Aristeia's outside legal counsel the Company's intent to continue its $500 million share repurchase program, which was originally announced in March 2016 and later extended in August 2017. In that communication, the Company's outside legal counsel also communicated the Board's belief that Aristeia had not proposed any viable strategies to enhance shareholder value. The Company's outside legal counsel reiterated the Board's belief that Aristeia's proposals to sell the Company or explore strategic alternatives available to Weibo Corporation were not feasible given the regulatory environment for Chinese media companies. Finally, the Company's outside legal counsel repeated the Company's prior request that each of the Aristeia Nominees return a completed director nominee questionnaire to the Company as soon as possible in order to enable the Company to evaluate the Aristeia Nominees.

        On September 11, 2017, Aristeia's outside legal counsel e-mailed the Company's outside legal counsel a letter from Mr. Techar of Aristeia (the "September Proposal") proposing that the Company and Aristeia avoid a "public proxy contest" and instead pursue a private resolution between Aristeia and the Company. Specifically, pursuant to the September Proposal, Aristeia suggested that it would withdraw its Nomination Notice if the Company agreed to certain value-enhancing actions including, among other things, distribution of a specified number of Weibo Corporation shares to the Company's shareholders, repurchase of a specified dollar amount of the Company's shares over the next six (6) months (subject to certain conditions) and support the election of the Aristeia Nominees to the Board at the 2017 Annual General Meeting. Together with the September Proposal, Aristeia's outside legal counsel also provided to the Company each of Messrs. Manning's and Krause's completed director nominee questionnaires, which were previously provided to Aristeia's outside legal counsel on August 25, 2017. Aristeia did not provide a completed director nominee questionnaire for Dr. Zhu.

        Also on September 11, 2017, Aristeia's outside legal counsel relayed to the Company's outside legal counsel that Aristeia requested a response from the Company to the September Proposal by September 18, 2017.

        On September 13, 2017, Aristeia's outside legal counsel e-mailed the Company's outside legal counsel a formal notice of withdrawal of Aristeia's nomination of Dr. Zhu for election as a director at the 2017 Annual General Meeting. Aristeia's outside legal counsel also communicated to the Company's outside legal counsel that Aristeia was prepared to make the Aristeia Nominees available for interviews with representatives of the Board following Aristeia's receipt of the Company's response to the September Proposal.

        On September 18, 2017, the Company's outside legal counsel spoke with Aristeia's outside legal counsel to inform them that the Company was not willing to commit to any of Aristeia's proposals set forth in the September Proposal. The Company's outside legal counsel also reiterated its request that Aristeia's outside legal counsel provide the Company with times that the Aristeia Nominees would be available for interviews with representatives of the Board, but Aristeia's outside legal counsel would not commit to making the Aristeia Nominees available for interviews by representatives of the Board. As of the date of this notice, the Board has not been able to conduct interviews with the Aristeia Nominees.

        Also on September 18, 2017, Aristeia issued a press release announcing its nomination of two candidates for election as directors at the 2017 Annual General Meeting and articulating certain proposed actions for the Company. In response, the Company issued a press release acknowledging the nomination of the Aristeia Nominees and responding to Aristeia's press release.

PROPOSAL NO. 1:
RE-ELECTION OF YICHEN ZHANG TO THE BOARD

Proposal

        We have nominated one candidate, Yichen Zhang, for election to the Board of Directors this year. If elected to the Board of Directors, Mr. Zhang will serve subject to retirement by rotation under the Articles of Association and until his successor is duly appointed and qualified.

        Our Articles of Association currently authorize a Board of not less than two directors. Pursuant to our Articles of Association, at each annual general meeting, one-third of the directors for the time being, or, if their number is not three or a multiple of three, then the number nearest to, but not exceeding, one-third, shall retire from office by rotation. The directors whose terms expire each year will be those who have been in office the longest since their last election. A director whose term is expiring will remain in office until the close of the meeting at which his or her term expires, and will be eligible for re-election at that meeting. Our Articles of Association also provide that any newly appointed or elected director shall hold office only until the next annual general meeting at which time such director shall be eligible for re-election by the shareholders.

        We currently have five members of the Board. All members of the Board, except for Mr. Chao, our CEO, shall retire from office by rotation at our annual general meeting. Pursuant to our Articles of Association, except for our CEO, who has been designated by the Board as the managing director of our Company and, as such, is not subject to retirement by rotation, one-third of the directors, or if their number is not three or a multiple of three, then the number nearest to, but not exceeding, one-third, shall retire from office by rotation at each annual general meeting. The directors to retire at each annual general meeting shall be those who have been in office the longest since their last election.

        In the event that Mr. Zhang is unable or unwilling to serve as a director at the time of the 2017 Annual General Meeting, the proxies may be voted for any substitute nominee designated by the present Board of Directors or the proxy holders to fill such vacancy, or the size of the Board of Directors may be reduced in accordance with our Articles of Association. The Board of Directors has no reason to believe that Mr. Zhang will be unable or unwilling to serve as a nominee or as a director if elected.

Voting Requirement to Approve Proposal

        To be elected to the Board of Directors, each nominee must receive an affirmative majority of the votes cast with respect to such nominee's election at the 2017 Annual General Meeting. Your vote to "ABSTAIN" from voting for any nominee will have no effect on the outcome of the vote for such nominee.

        If shareholders return a validly executed proxy solicited by the Board of Directors, the shares represented by the proxy will be voted on this proposal in the manner specified by the shareholder or, if no such specification is given, the holder of the proxy will vote the shares "FOR" the election of Mr. Zhang.

Recommendation of the Board of Directors

        The Board of Directors recommends you vote "FOR" the election of Yichen Zhang to the Board of Directors.

Members of the Board of Directors

        The following are the names of the members of our Board of Directors, serving as of September 25, 2017:

Name	Age	Position
Charles Chao	51	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)
Ter Fung Tsao	71	Independent Director
Yan Wang	45	Independent Director
Song-Yi Zhang	62	Independent Director
Yichen Zhang(1)	54	Independent Director

(1)
Mr. Zhang is up for re-election at the 2017 Annual General Meeting.

Re-election of Yichen Zhang

        YICHEN ZHANG has served as a director since May 2002 and was a director of Weibo Corporation from January 2014 to January 2016. Mr. Zhang has been the Chairman and Chief Executive Officer of CITIC Capital Holdings Limited ("CCHL," formerly known as CITIC Capital Markets Holdings Ltd.), a China-focused investment management and advisory firm. Prior to founding CITIC Capital, Mr. Zhang was an Executive Director of CITIC Pacific and President of CITIC Pacific Communications. He was previously a Managing Director at Merrill Lynch responsible for Debt Capital Market activities for the Greater China region. Mr. Zhang began his career at Greenwich Capital Markets in 1987 and became Bank of Tokyo's Head of Proprietary Trading in New York in the early 1990s. Mr. Zhang returned to China in the mid-1990s and advised the Chinese Ministry of Finance and other Chinese agencies on the development of the domestic government bond market. He is also a member of the Eleventh and Twelfth National Committee of the Chinese People's Political Consultative Conference. Mr. Zhang is a graduate of Massachusetts Institute of Technology.

        The Board of Directors has concluded that Mr. Zhang should remain on the Board and has recommended that he serve an additional term. Mr. Zhang's overlap in experience, combined with his education, professional experience and institutional knowledge are assets to the Board of Directors' decision-making process.

Continuing Directors

        CHARLES CHAO has served as our Chairman of the Board of Directors since August 2012 and our Chief Executive Officer since May 2006. He served as our President from September 2005 to February 2013, Chief Financial Officer from February 2001 to May 2006, Co-Chief Operating Officer from July 2004 to September 2005, Executive Vice President from April 2002 to June 2003, and Vice President of Finance from September 1999 to January 2001. Prior to joining us, Mr. Chao served as an audit manager at PricewaterhouseCoopers, LLP, an accounting firm. Prior to that, Mr. Chao was a news correspondent at Shanghai Media Group. Mr. Chao is currently the Chairman of the Board of Directors for Weibo Corporation, a leading social media company, a director of NetDragon Websoft Inc., a company providing technology for online gaming and a director of Leju, an online-to-offline ("O2O") real estate services provider in China. Mr. Chao holds a Master of Professional Accounting degree from University of Texas at Austin, an M.A. in Journalism from University of Oklahoma and a B.A. in Journalism from Fudan University in Shanghai, China.

        TER FUNG TSAO has served as a director since March 1999. Mr. Tsao has served as Chairman of Standard Foods Corporation (formerly known as Standard Foods Taiwan Ltd.), a packaged food company, since 1986. Before joining Standard Foods Taiwan Ltd., Mr. Tsao worked in several positions within The Quaker Oats Company, a packaged food company, in the United States and Taiwan.

Mr. Tsao received a B.S. in Civil Engineering from Cheng Kung University in Taiwan, an M.S. in Sanitary Engineering from Colorado State University, and a Ph.D. in Food and Chemical Engineering from Colorado State University.

        YAN WANG has served as a director since May 2003. Mr. Wang served as our Chairman of the Board of Directors from May 2006 to August 2012 and served as our Vice Chairman of the Board of Directors from May 2006 to May 2008. Previously, he served as our Chief Executive Officer from May 2003 to May 2006, our President from June 2001 to May 2003, our General Manager of China Operations from September 1999 to May 2001 and as our Executive Deputy General Manager for Production and Business Development in China from April 1999 to August 1999. In April 1996, Mr. Wang founded the SRSnet.com division of Beijing Stone Rich Sight Limited (currently known as Beijing SINA Information Technology Co., Ltd.), one of our subsidiaries. From April 1996 to April 1999, Mr. Wang served as the head of our SRS Internet Group. Mr. Wang holds a B.A. in Law from the University of Paris.

        SONG-YI ZHANG has served as a director since April 2004. Mr. Zhang currently serves as the Chairman of Mandra Capital. From November 1997 to November 2000, Mr. Zhang was a Managing Director of Morgan Stanley and served separately as a Managing Director in its Asia Mergers, Acquisitions, Restructuring and Divestiture Group and Co-head of its Asia Utilities/ Infrastructure Group. Mr. Zhang is currently an independent non-executive director of each of China Longyuan Power Group Corporation Limited and China Renewable Energy Investment Limited. Mr. Zhang holds a J.D. degree from Yale Law School.

Corporate Governance

        As a foreign private issuer whose securities are listed on the NASDAQ Global Select Market ("NASDAQ"), we are permitted to follow certain home country corporate governance practices instead of the requirements of the NASDAQ Marketplace Rules (the "NASDAQ Rules") pursuant to NASDAQ Rule 5615, which provides for such exemption to compliance with the NASDAQ Rule 5600 Series. We intend to rely on the exemption available to foreign private issuers for the requirements in terms of:

  •
  the minimum number requirement of audit committee members under NASDAQ Rule 5605(c)(2)(A);

  •
  independent director oversight of director nominations under NASDAQ Rule 5605(e); and

  •
  shareholder approval for share incentive plans under NASDAQ Rule 5635(c).

        We are not required to and will not voluntarily meet these requirements. As a result of our use of the "foreign private issuer" exemption, our investors will not have the same protection afforded to shareholders of companies that are subject to all of NASDAQ's corporate governance requirements. Other than the home country practice disclosed above, we have followed and intend to continue to follow the applicable corporate governance standards under the NASDAQ Rules.

        We have adopted a Code of Ethics which applies to our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. We have posted the Code of Ethics on our corporate website at www.corp.sina.com.cn.

Director Nomination

        Director Nomination Process.    We rely on the exemption available to foreign private issuers for the requirements in terms of independent director oversight of director nomination under NASDAQ Rule 5605(e) and the Board does not have a nominating committee. In selecting candidates for appointment or re-election to the Board, the Board considers the appropriate balance of experience, skills and characteristics required of the Board of Directors, and seeks to ensure that members of the

Audit Committee of the Board (the "Audit Committee") meet the financial literacy, sophistication and independence requirements under the NASDAQ Rules. Nominees for director will be selected on the basis of their depth and breadth of experience, integrity, ability to make independent analytical inquiries, understanding of the Company's business environment and willingness to devote adequate time to Board duties.

        Shareholder Nominees.    The Board will consider written proposals from shareholders for nominees for director; provided that such proposals meet the requirements described herein and in our Articles of Association. Any such nominations should be submitted to the Board, c/o the Corporate Secretary of the Company, and should include the following information: (a) all information relating to such nominee that is required to be disclosed pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (b) the names and addresses of the shareholders making the nomination and the number of the Company's ordinary shares which are owned beneficially and of record by such shareholders; and (c) a description of any arrangements or understandings between such nominating shareholders and each proposed nominee and any other person pursuant to which such nominations are made; and should be submitted in the time frame described in the Articles of Association of the Company and in the section "Proposals for the 2018 Annual General Meeting".

        Process for Identifying and Evaluating Nominees.    The Board believes the Company is well-served by its current directors. In the ordinary course, absent special circumstances or a material change in the criteria for Board membership, the Board will re-nominate incumbent directors who continue to be qualified for Board service and are willing to continue as directors. If an incumbent director is not standing for re-election, or if a vacancy on the Board occurs between annual general shareholder meetings, the Board will seek out potential candidates for Board appointment who meet the criteria for selection as a nominee and have the specific qualities or skills being sought. Director candidates will be selected based on input from members of the Board, senior management of the Company and, if the Board deems appropriate, a third-party search firm. The Board will evaluate each candidate's qualifications and check relevant references; in addition, such candidates will be interviewed by at least one member of the Board. Candidates meriting serious consideration will meet with all members of the Board. Based on this input, Board members will evaluate which of the prospective candidates is qualified to serve as a director and whether it should recommend to the Board that this candidate be appointed to fill a current vacancy on the Board or be presented for the approval of the shareholders, as appropriate. The Board uses a similar process to evaluate nominees recommended by shareholders.

        Process for Communication by Shareholders and Interested Parties with the Board.    The Board has established a process whereby interested parties may communicate with the Board and/or with any individual director. Interested parties, including shareholders, may send communications in writing, addressed to the Board or an individual director, c/o the Corporate Secretary, SINA Corporation, SINA Plaza, No. 8 Courtyard 10 West, Xibeiwang East Road, Haidian District, Beijing, 100193 People's Republic of China. The Corporate Secretary will forward these communications as appropriate to the addressee depending on the facts and circumstances outlined in the communication. The Board has directed the Corporate Secretary not to forward certain items such as spam, junk mailings, product inquiries, resumes and other forms of job inquiries, surveys and business solicitations.

        Policies and Procedures for Approval of Transactions with Related Persons.    The Board of Directors has a written policy, outlined in the Company's Code of Ethics, with respect to related person transactions pursuant to which such transactions are reviewed, approved or ratified.

        Our Code of Ethics states that a conflict of interest may exist whenever a relationship of an employee, officer or director, or one of their family members, is inconsistent with our Company's best interests or could cause a conflict with job responsibilities. Under our Code of Ethics, if our employees, officers and directors have any question regarding whether a conflict of interest exists, they are required to consult with their immediate supervisor or our Compliance Officer. If they become aware of a conflict or potential conflict, they are required to bring it to the attention of their immediate supervisor or our Compliance Officer.

        Our Insider Trading Policy, which is applicable to all employees, officers and directors and their family members, prohibits trading based on material, non-public information regarding our Company or disclosure of such information for trading in our securities.

        Potential criminal and civil liability and disciplinary actions for insider trading are set forth in our Insider Trading Policy. Our Chief Financial Officer serves as our Insider Trading Compliance Officer for the implementation of our Insider Trading Policy. Our Insider Trading Policy is delivered to all new employees and consultants upon the commencement of their relationships with our Company and is circulated to all personnel at least annually.

        All transactions between Weibo Corporation ("Weibo Corporation" or "Weibo") and us were eliminated in our consolidated financial statements.

        Director Attendance at Annual General Meeting.    We encourage all of our directors to attend our annual general meeting of shareholders. At the 2016 annual general meeting of shareholders, all directors then serving on our Board were in attendance either in person or telephonically.

Board Meetings and Committees

        During 2016, the Board of Directors of SINA Corporation held four meetings. The Board met at least once a quarter. Each of our directors attended at least 75% of the meetings during the year, including meetings of committees on which the director served.

        The Board has two standing committees: Audit and Compensation Committees. In addition, the Board may from time to time form special committees to consider particular matters that arise.

Board Committees

        Audit Committee.    Our Audit Committee consists of Song-Yi Zhang and Ter Fung Tsao, and Mr. Zhang is the chairman. The Audit Committee held four meetings during 2016. The Board has determined that all members of the Audit Committee are independent under the standards set forth in Rule 10A-3 under the Securities Act of 1933, as amended (the "Securities Act"), and in NASDAQ Listing Rule 5605, and each of them is able to read and understand fundamental financial statements.

        In addition, the Board has determined that Mr. Zhang qualifies as an "audit committee financial expert" under the rules of the SEC. An "audit committee financial expert" is defined as a person who, based on his or her experience, possesses all of the following attributes:

  •
  an understanding of generally accepted accounting principles and financial statements;

  •
  an ability to assess the general application of such principles in connection with the accounting for estimates, accruals, and reserves;

  •
  experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and level of complexity of issues that can reasonably be expected to be raised by our financial statements, or experience actively supervising one or more persons engaged in such activities;

  •
  an understanding of internal controls and procedures for financial reporting; and

  •
  an understanding of audit committee functions.

        The person must have acquired such attributes through one or more of the following:

  •
  education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

  •
  experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

  •
  experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

  •
  other relevant experience.

        Our Audit Committee is responsible to, among other things:

(1)   Independent accountant

  (i)
  Appoint the independent accountant for ratification by the shareholders and approve the compensation of and oversee the independent accountant.

  (ii)
  Confirm that the proposed audit engagement team for the independent accountant complies with the applicable auditor rotation rules.

  (iii)
  Ensure the receipt of, and review, a written statement from our independent accountant regarding the independent accountant's independence in accordance with applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountants' communications with the Audit Committee concerning independence.

  (iv)
  Review with our independent accountant any disclosed relationship or service that may impact the objectivity and independence of the accountant.

  (v)
  Pre-approve all audit services and permitted non-audit services to be provided by the independent accountant as required by the Exchange Act.

  (vi)
  Review the plan for and the scope of the audit and related services at least annually.

(2)   Financial Reporting

  (i)
  Review and discuss with finance management our Company's earnings press releases as well as earnings guidance provided to analysts.

  (ii)
  Review the annual reports of our Company with finance management and the independent accountant prior to filing of the reports with the SEC.

  (iii)
  Review with finance management and the independent accountant at the completion of the annual audit:

  (a)
  our Company's annual financial statements and related footnotes;

  (b)
  the independent accountant's audit of the financial statements;

  (c)
  any significant changes required in the independent accountant's audit plan;

  (d)
  any serious difficulties or disputes with management encountered by the independent accountant during the course of the audit; and

  (e)
  other matters related to the conduct of the audit which are to be communicated to the Audit Committee under generally accepted auditing standards.

(3)   Related Party and Relationship Disclosure

  (i)
  Ensure the receipt, and review, of a report from the independent accountant required by Section 10A of the Exchange Act.

  (ii)
  Oversee our Company's compliance with SEC requirements for disclosure of accountant's services and Audit Committee members and activities.

  (iii)
  Review and approve all related party transactions other than compensation transactions.

(4)   Critical Accounting Policies & Principles and Key Transactions

  (i)
  Review with finance management and the independent accountant at least annually our Company's application of critical accounting policies and its consistency from period to period, and the compatibility of these accounting policies with generally accepted accounting principles, and (where appropriate) our provisions for future occurrences which may have a material impact on the financial statements of our Company.

  (ii)
  Oversee our Company's finance function, which may include the adoption from time to time of a policy with regard to the investment of our assets.

  (iii)
  Periodically discuss with the independent accountant, without management being present, (i) their judgments about the quality, appropriateness, and acceptability of our Company's accounting principles and financial disclosure practices, as applied in its financial reporting and (ii) the completeness and accuracy of our Company's financial statements.

  (iv)
  Review and discuss with finance management all material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of our Company with unconsolidated entities or other persons, that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses.

(5)   Internal Control and Related Matters

  (i)
  Oversee the adequacy of our Company's system of internal controls. Obtain from the independent accountant management letters or summaries on such internal controls. Review any related significant findings and recommendations of the independent accountant together with management's responses thereto.

  (ii)
  Oversee our Company's Anti-Fraud and Whistleblower Program.

  (iii)
  Perform annual self-assessment on Audit Committee effectiveness.

        In addition to the above responsibilities, the Audit Committee undertakes such other duties as the Board delegates to it or that are required by applicable laws, rules and regulations.

        Finally, the Audit Committee ensures that our independent accountant understands both (i) its ultimate accountability to the Board and the Audit Committee, as a representative of our shareholders, and (ii) the Board's and the Audit Committee's ultimate authority and responsibility to select, evaluate and, where appropriate, replace our independent accountant (or to nominate the outside accountant to be proposed for shareholder approval in any proxy statement).

        Compensation Committee.    Our Compensation Committee of the Board (the "Compensation Committee") consists of Yan Wang and Yichen Zhang, and Yan Wang is the chairman. The members of the Compensation Committee are non-employee directors. The Compensation Committee held one meeting during 2016. Our Compensation Committee is responsible for establishing and monitoring the general compensation policies and compensation plans of our Company, as well as the specific compensation levels for executive officers. It also administers the granting of equity awards to executive officers under our share incentive plans.

PROPOSAL NO. 2
RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

Proposal

        The Audit Committee has approved the appointment of PricewaterhouseCoopers Zhong Tian LLP as our independent auditors for the current fiscal year which ends on December 31, 2017. PricewaterhouseCoopers Zhong Tian LLP (formerly known as PricewaterhouseCoopers Zhong Tian CPAs Limited Company) or one of its affiliated entities has served as our independent auditors since May 20, 1999. In the event that ratification of this selection of accountants is not approved by a majority of the ordinary shares voting on this proposal at the 2017 Annual General Meeting (in person or by proxy), the Audit Committee will review its future selection of auditors.

        A representative of PricewaterhouseCoopers Zhong Tian LLP is expected to be present at the 2017 Annual General Meeting. This representative will have an opportunity to make a statement and will be available to respond to appropriate questions.

Voting Requirement to Approve Proposal

        The approval of Proposal No. 2 will require the affirmative majority of votes cast with respect to such proposal at the 2017 Annual General Meeting. Your vote to "ABSTAIN" from voting for such proposal will have no effect on the outcome of the vote for Proposal No. 2.

        If shareholders return a validly executed proxy solicited by the Board of Directors, the shares represented by the proxy will be voted on this proposal in the manner specified by the shareholder or, if no such specification is given, the holder of the proxy will vote the shares "FOR" this proposal.

Fees Billed for Services Rendered by Independent Auditors

        For the fiscal year ending December 31, 2016, as well as our fiscal year ended December 31, 2015, PricewaterhouseCoopers Zhong Tian LLP, our independent auditor and principal accountant, billed the fees set forth below. The Audit Committee has considered whether the non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP are compatible with maintaining its independence, and affirmatively approved the provision of such non-audit services by PricewaterhouseCoopers Zhong Tian LLP.

	2015	2016
Audit Fees(1)	$3,656,477	$3,640,533
Audit Related Fees(2)	$81,237	$76,819
Tax Fees(3)	$23,000	$23,000
All Other Fees(4)	$1,800	$1,800

(1)
"Audit Fees" means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2015 and 2016, the audit refers to a financial audit.

(2)
"Audit Related Fees" means fees incurred in each of the fiscal years listed for rendering review work on the extensible business reporting language and other audit related services.

(3)
"Tax Fees" consist of fees incurred for professional services related to tax advice and assistance with tax reporting.

(4)
"All Other Fees" consist of $1,800 subscription fee for accounting rules and materials.

        The Audit Committee's policy is to approve all audit and audit-related services. Permissible non-audit services are pre-approved according to fee amount threshold. Permissible non-audit services may include tax services and other services. Pre-approval is generally provided for up to one (1) year and any pre-approval is detailed as to the particular service or category of services and is generally subject to an initial estimated budget. PricewaterhouseCoopers Zhong Tian LLP and management are required to periodically report to the Audit Committee regarding the extent of services provided by PricewaterhouseCoopers Zhong Tian LLP in accordance with this pre-approval, and the fees performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis.

Recommendation of the Board of Directors

        The Board of Directors recommends you vote "FOR" this Proposal No. 2.

AUDIT COMMITTEE REPORT

        The Audit Committee has reviewed and discussed the audited financial statements of the Company for the year ended December 31, 2016 with management, our internal auditors and PricewaterhouseCoopers Zhong Tian LLP. In addition, the Audit Committee has discussed with PricewaterhouseCoopers Zhong Tian LLP, the independent registered public accounting firm for the Company, the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Sarbanes-Oxley Act of 2002 requires certifications by the Company's CEO and Chief Financial Officer in certain of the Company's filings with the SEC. The Audit Committee discussed the review of the Company's reporting and internal controls undertaken in connection with these certifications with the Company's management and independent registered public accounting firm. The Audit Committee also reviewed and discussed with the Company's management and independent registered public accounting firm management's report and PricewaterhouseCoopers Zhong Tian LLP report on internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. The Audit Committee has further periodically reviewed such other matters as it deemed appropriate, including other provisions of the Sarbanes-Oxley Act of 2002 and rules adopted by the SEC and the NASDAQ.

        The Audit Committee also has received the written disclosures and the letter from PricewaterhouseCoopers Zhong Tian LLP regarding the auditor's independence pursuant to the applicable requirements of the Public Company Accounting Oversight Board Ethics and Independence Rule 3526, and it has reviewed, evaluated and discussed the written disclosures with that firm and its independence from the Company. The Audit Committee also has discussed with management of the Company and the independent registered public accounting firm such other matters and received such assurances from them as it deemed appropriate.

        Based on the foregoing review and discussions and relying thereon, the Audit Committee recommended to the Board of Directors the inclusion of the Company's audited financial statements for the year ended December 31, 2016 in the Company's Annual Report on Form 20-F for such year filed with the SEC.

        Members of the Audit Committee:

Song-Yi Zhang, Chairman Ter Fung Tsao

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

        The following table sets forth certain information that has been provided to us with respect to the beneficial ownership of our ordinary shares as of September 15, 2017 by:

  •
  each shareholder known to us to own beneficially more than five percent (5%) of the ordinary shares;

  •
  each director;

  •
  each of our executive officers; and

  •
  all of our current directors and executive officers as a group.

        Percentage of beneficial ownership is based on 71,514,660 ordinary shares (excluding 9,606,576 ordinary shares that have been repurchased but not cancelled) outstanding as of September 15, 2017 together with options that are exercisable within sixty (60) days from September 15, 2017 and shares issuable upon vesting of restricted share units within sixty (60) days from September 15, 2017 for each shareholder. Beneficial ownership is determined in accordance with the rules of the SEC.

Name and Address of Beneficial Owners**	Number of Shares Beneficially Owned	Percent of Shares Beneficially Owned(1)
Major Shareholders
New Wave MMXV Limited(2)	7,944,386	11.1%
Schroder Investment Management North America Inc(3)	3,977,803	5.6%
Macquarie Group Limited(4)	3,922,427	5.5%
Directors and Executive Officers
Charles Chao(5)	8,746,456	12.2%
Bonnie Yi Zhang	*	*
Hong Du	*	*
Arthur Jianglei Wei	*	*
Bin Zheng	*	*
Ter Fung Tsao(6)	*	*
Yan Wang	*	*
Song-Yi Zhang(7)	*	*
Yichen Zhang(8)	*	*
All directors and executive officers as a group	9,132,673	12.8%

*
Less than one percent (1%) of the outstanding ordinary shares.

**
Except otherwise disclosed in this proxy statement, the business address of our directors and executive officers is 7/F SINA Plaza, No. 8 Courtyard 10 West, Xibeiwang East Road, Haidian District, Beijing 100193 People's Republic of China.

(1)
For each named person, the percentage ownership includes ordinary shares which the person has the right to acquire within sixty (60) days after September 15, 2017. However, such shares shall not be deemed outstanding with respect to the calculation of ownership percentage for any other person.

(2)
New Wave MMXV Limited ("New Wave") is a company incorporated in British Virgin Islands and controlled by Mr. Chao. Mr. Chao is the sole director of New Wave. The 7,944,386 ordinary shares held by New Wave are subject to a share mortgage for the benefit of Credit Suisse AG Hong Kong Branch, a third-party lender that has entered into a margin loan facility agreement and related share mortgage with New Wave to provide financing for the purchase of the 7,944,386 ordinary shares purchased by New Wave from us. The address of New Wave is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(3)
Beneficial ownership calculation is based solely on a review of a Schedule 13G filed with the SEC on February 9, 2017. The address of Schroder Investment Management North America Inc is 875 Third Ave, 22nd Floor, New York, New York 10022.

(4)
Beneficial ownership calculation is based solely on a review of a Schedule 13G filed with the SEC on February 14, 2017. The address of Macquarie Group Limited is 50 Martin Place Sydney, New South Wales, Australia.

(5)
Includes 7,944,386 ordinary shares owned by New Wave, 767,070 ordinary shares held by Mr. Chao and 35,000 ordinary shares issuable upon exercise of options exercisable within sixty (60) days from September 15, 2017.

(6)
The address of Mr. Tsao is c/o Standard Foods Corporation, 5th Floor, No. 136 Jen Ai Road, Section 3, Taipei 10657, Taiwan.

(7)
The address of Mr. Song-Yi Zhang is c/o Mandra Capital, 10/F, Fung House, 19-20 Connaught Road, Central Hong Kong.

(8)
The address of Mr. Yichen Zhang is c/o CITIC 26/F CITIC Tower, Tim Mei Avenue, Central Hong Kong.

CERTAIN COMPENSATION MATTERS

Certain 2016 Compensation Information

        Each non-employee director receives an annual cash retainer of $20,000, the Chair of the Audit Committee receives an additional annual cash retainer of $5,000 and the Chair of the Compensation Committee receives an additional annual cash retainer of $3,000. Currently, our employee directors are not entitled to any other cash compensation in addition to their employment compensation for serving on our Board of Directors. In 2016, we paid an aggregate of approximately $1.7 million in cash compensation to our executive officers and non-employee directors as a group.

        In 2016, we granted an aggregate of 24,000 restricted share units to non-employee directors and an aggregate of 594,438 restricted share units to our executive officers under our share incentive plans. No options were granted to our non-employee directors or executive officers in 2016. In addition, Weibo Corporation, our subsidiary, granted an aggregate of 360,000 restricted share units under its share incentive plans to our directors and executive officers in 2016.

Change in Control and Severance Agreements

Potential Payments upon Termination or Change in Control

        We have entered into contracts with our executive director and officers, including Mr. Chao, our CEO and a director of our Company, which provide for potential payments upon termination or change in control.

        Terms of Potential Payments—Termination.    We have entered into an employment agreement with our executive director and officers providing, among other things, that in the event that employment of such executive director or officer is terminated without cause or if a constructive termination occurs (either event, an "Involuntary Termination"), such executive director or officer shall be entitled to receive payment of severance benefits equal to his or her regular monthly salary for twelve (12) months (or in the case of Mr. Chao, (i) eighteen (18) months if the remaining term of his employment agreement (the "Remaining Term") is more than or equal to eighteen (18) months, (ii) the Remaining Term if the Remaining Term is less than eighteen (18) months but more than twelve (12) months or (iii) twelve (12) months if the Remaining Term is equal to or less than twelve (12) months (the "Severance Period")); provided that the executive director or officer executes a release agreement at the time of such termination. An amount equal to six (6) months of such severance benefits shall be paid on the six (6) month anniversary of the termination date, and the remaining severance benefits shall be paid ratably over the following six (6) month period (or in the case of Mr. Chao, over the remaining Severance Period) in accordance with our standard payroll schedule. Additionally, upon an Involuntary Termination, such executive officer will be entitled to receive any bonus earned as of the date of such termination, which amount shall be paid on the six (6) month anniversary of such executive officer's termination date. We will also reimburse such executive director and officer over the twelve (12) months following termination (or in the case of Mr. Chao, over the Severance Period) for health insurance benefits with the same coverage provided to such executive officer prior to his or her termination; provided that reimbursement for the first six (6) months shall be paid on the six (6) month anniversary of such executive officer's termination date and reimbursement for any remaining health insurance benefits shall be paid on the first day of each month during which such executive officer receives such health insurance benefits. Any unvested share options or shares of restricted stock held by such executive officer as of the date of his or her Involuntary Termination will vest as to that number of shares that such executive officer would have vested over the twelve (12) month period following his or her termination (or in the case of Mr. Chao, during the Severance Period) if he or she had continued employment with our Company through such period, and such executive officer shall be entitled to exercise any such share options through the date that is the later of (x) the fifteenth (15th) day of the third (3rd) month following the date the share options would otherwise expire or (y) the end of the calendar year in which the share options would otherwise expire. Such executive officer is not eligible for any severance benefits if his or her employment is terminated voluntarily or if he or she is terminated for cause.

        In the event that an executive officer voluntarily elects to terminate his or her employment, he or she will receive payment(s) for all salary and unpaid vacation accrued as of the date of his or her termination of employment and his or her benefits will be continued in accordance with our then-existing benefits plans and policies in effect on the date of such termination and in accordance with applicable law. In the event that an executive officer's employment is terminated for cause, then he or she shall not be entitled to receive payment of any severance benefits, but he or she will receive payment(s) for all salary and unpaid vacation accrued as of the date of such termination and his or her benefits will be continued in accordance with our then-existing benefits plans and policies in effect on the date of such termination and in accordance with applicable law.

        In the event that an executive officer's employment with our Company terminates as a result of his or her death or disability, such executive officer's estate or representative will receive the amount of such executive officer's target bonus for the fiscal year in which the death or disability occurs to the extent that the bonus has been earned as of the date of such death or disability, as determined by the Board of Directors based on the specific corporate and individual performance targets established for such fiscal year.

        Terms of Potential Payments—Change in Control.    In addition to the employment agreements described above, we have also entered into change in control agreements with our executives. Under the change in control agreements, in general, a change in control shall be deemed to occur if (i) any person or entity acquires fifty percent (50%) or more of the combined voting power of our outstanding securities, (ii) during any period of two (2) consecutive years there is an unwelcome change in a majority of the members of our Board of Directors, (iii) we merge or consolidate with another organization (other than a merger where our shareholders continue to own more than fifty percent (50%) of the combined voting power and with the power to elect at least a majority of the Board of Directors), (iv) our shareholders approve a complete liquidation or an agreement for the sale or disposition of all or substantially all of our assets or (v) there occurs any other event of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Exchange Act.

        The change in control agreements provide for certain benefits in the event of a change in control as well as in the event of an involuntary termination after a change in control. Upon a change in control in which the successor corporation does not assume our outstanding options, all such options shall become fully vested and exercisable. In addition, if an executive officer's employment with our Company is terminated without cause or if he or she resigns for good reason (as such terms are defined in the change in control agreements) within twenty-four (24) months following a change in control, such executive officer will receive a pro-rata amount of the full value of any targeted annual bonus for the year in which his or her employment is terminated, the greater of one hundred percent (100%) of his or her annual base salary and one hundred percent (100%) of his or her targeted annual bonus for the year in which his or her employment is terminated, reimbursement in full of the applicable insurance premiums for him or her and his or her eligible dependents for the first eighteen (18) months that he or she and his or her dependents are eligible for health insurance coverage if a continuance of health insurance benefits are elected, continued director and officer insurance coverage for six (6) years after his or her termination, an acceleration of all stock awards that are unvested as of the date of his or her termination and a tax gross up for any excise tax imposed by Section 4999 of the Internal Revenue Code, as amended (the "IRC"). If the termination is by reason of death or disability within twenty-four (24) months following a change in control, such executive officer or his or her estate will be entitled to continued payment of his or her full base salary at the rate then in effect on the date of termination for a period of one (1) year from the date of such termination. The change in control agreements also provide for a payment of an amount equal to the full value of the excise tax imposed by Section 4999 of the IRC should the executive officer be subject to the excise tax on golden parachute payments under the IRC.

SINA's Share Incentive Plans

  Amended and Restated 2007 Share Incentive Plan

        Our 2007 share incentive plan was adopted on June 29, 2007 and amended and restated on August 2, 2010 (the "Amended and Restated 2007 Plan"). A total of 10,000,000 ordinary shares are available for issuance pursuant to awards granted under the Amended and Restated 2007 Plan. The Amended and Restated 2007 Plan permits the granting of share options, share appreciation rights, restricted share units and restricted shares. The maximum number of ordinary shares that may be granted subject to awards under the Amended and Restated 2007 Plan during any given fiscal year will be limited to three percent (3%) of the total outstanding shares of our Company as of the end of the immediately preceding fiscal year, plus any shares remaining available under the share pool for the immediately preceding fiscal year. Share options and share appreciation rights must be granted with an exercise price of at least one hundred percent (100%) of the fair market value on the date of grant.

        Upon its adoption, the Amended and Restated 2007 Plan replaced our 1999 Stock Plan and 1999 Directors' Stock Option Plan. Our Amended and Restated 2007 Plan terminated on August 1, 2015. No additional awards could be made under our Amended and Restated 2007 Plan after its termination, but the termination of the plan would not impair any award previously granted under the plan.

        As of September 15, 2017, there were 955,509 ordinary shares issuable upon exercise of outstanding options and vesting of outstanding restricted share units under the Amended and Restated 2007 Plan.

  2015 Share Incentive Plan

        In July 2015, we adopted our 2015 share incentive plan (the "2015 Plan"). The aggregate number of shares reserved for issuance pursuant to awards under the 2015 Plan is 6,000,000 ordinary shares. The 2015 Plan permits the grant of four types of awards: share options, share appreciation rights, restricted share units and restricted shares. The maximum number of ordinary shares that may be granted subject to awards under the 2015 Plan during any given fiscal year will be limited to three percent (3%) of the total outstanding shares of our Company as of the end of the immediately preceding fiscal year, plus any shares remaining available under the share pool for the immediately preceding fiscal year. As of September 15, 2017, there were 1,059,170 ordinary shares issuable upon exercise of outstanding restricted share units under the 2015 Plan.

        The following table summarizes, as of September 15, 2017, the outstanding options and restricted share units that we granted to our directors, executive officers and other option grantees in the aggregate:

Name	Ordinary Shares Underlying Outstanding Options and Restricted Share Units		Exercise Price ($/Share)	Grant Date	Expiration Date
Chao, Charles	*		38.27	November 25, 2014	November 25, 2020
	*	(1)	—	November 25, 2014	—
	*	(1)	—	May 6, 2016	—
Zhang, Bonnie Yi	*	(1)	—	February 5, 2015	—
	*	(1)	—	May 6, 2016	—
Du, Hong	*		38.27	November 25, 2014	November 25, 2020
	*	(1)	—	November 25, 2014	—
	*	(1)	—	May 6, 2016	—
Wei, Arthur Jianglei	*	(1)	—	April 6, 2015	—
	*	(1)	—	April 5, 2016	—
Zheng, Bin	*		35.69	January 16, 2015	January 16, 2021
	*	(1)	—	December 30, 2013	—
	*	(1)	—	January 16, 2015	—
	*	(1)	—	May 1, 2015	—
	*	(1)	—	April 5, 2016	—
Tsao, Ter Fung	*	(1)	—	November 8, 2013	—
	*	(1)	—	August 8, 2014	—
	*	(1)	—	February 19, 2016	—
	*	(1)	—	May 5, 2017	—
Wang, Yan	*	(1)	—	November 8, 2013	—
	*	(1)	—	August 8, 2014	—
	*	(1)	—	February 19, 2016	—
	*	(1)	—	May 5, 2017	—
Zhang, Song-Yi	*	(1)	—	November 8, 2013	—
	*	(1)	—	August 8, 2014	—
	*	(1)	—	February 19, 2016	—
	*	(1)	—	May 5, 2017	—
Zhang, Yichen	*	(1)	—	November 8, 2013	—
	*	(1)	—	August 8, 2014	—
	*	(1)	—	February 19, 2016	—
	*	(1)	—	May 5, 2017	—
Other employees	*		From $35.69 to $45.13	From July 20, 2012 to January 16, 2015	From July 20, 2018 to January 16, 2021
	1,026,281	(1)	—	From June 27, 2013 to July 5, 2017	—
Total	2,014,679

*
Less than one percent (1%) of the outstanding ordinary shares.

(1)
Restricted share units.

        The options granted to our directors and executive officers generally have a term of six (6) years, but are subject to earlier termination in connection with termination of continuous service to us. Generally, option grantees may pay the exercise price via a cashless exercise procedure. The options granted to directors and executive officers vest over a four (4) year vesting period with 1/8th of the shares covered by the option vesting on the six (6) month anniversary of the grant date and the remaining shares vesting ratably on a monthly basis over the remaining vesting period. Performance-based restricted share units are settled upon the achievement by our executive officers of the service-based vesting conditions prescribed by our Board of Directors. The restricted share units subject to service-based vesting that were granted to our non-employee directors generally vest over a four (4) year period on a straight-line basis on each six (6) month anniversary date. The restricted share units subject to service-based vesting that were granted to our executive officers generally vest over a four (4) year period on a straight-line basis on each six (6) month anniversary date. Restricted shares units that do not vest as prescribed will be forfeited.

Weibo's Share Incentive Plans

        Weibo Corporation, our subsidiary, adopted its 2010 Share Incentive Plan in August 2010, under which 35,000,000 ordinary shares of Weibo were initially reserved for issuance. On March 28, 2014, Weibo adopted its 2014 Share Incentive Plan, which has a term of ten (10) years. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Share Incentive Plan is 5,647,872, the sum initially reserved under the 2014 Share Incentive Plan, plus the amount equal to ten percent (10%) of the total number of our ordinary shares on an as-converted and fully diluted basis as of December 31, 2014. Weibo intends to use such share incentive plan to continue to attract and retain employee talent.

        The following table summarizes, as of September 15, 2017, the options and restricted shares granted under Weibo's share incentive plans to directors and executive officers of our Company and to other individuals as a group, without giving effect to the options that were exercised or restricted shares that have vested, if any.

Name	Ordinary Shares Underlying Outstanding Options and Restricted Share Units		Exercise Price ($/Share)	Grant Date	Expiration Date
Chao, Charles	*	(1)	—	October 10, 2014	—
	*	(1)	—	May 5, 2016	—
Zhang, Bonnie Yi	*	(1)	—	April 4, 2014	—
Du, Hong	*	(1)	—	April 4, 2014	—
Wei, Arthur Jianglei	—		—	—	—
Zheng, Bin	*		3.5	December 30, 2013	December 30, 2020
	*	(1)	—	January 28, 2015	—
	*	(1)	—	April 20, 2016	—
Tsao, Ter Fung	*	(1)	—	November 8, 2013	—
Wang, Yan	*	(1)	—	November 8, 2013	—
Zhang, Song-Yi	*	(1)	—	November 8, 2013	—
Zhang, Yichen	*	(1)	—	November 8, 2013	—
	*	(1)	—	April 4, 2014	—
Other grantees	*		From 0.36 to 3.5	From September 28, 2010 to December 30, 2013	From September 28, 2017 to December 30, 2020
	3,764,675	(1)	—	From November 8, 2013 to July 10, 2017	—
Total	4,954,834

*
Less than one percent (1%) of the total outstanding ordinary shares of Weibo.

(1)
Restricted share units of Weibo.

SHAREHOLDER PROPOSALS

        Aristeia, whose members are collectively the beneficial holders of an aggregate of 2,518,526 of the Company's shares (or approximately 3.5% of the Company's outstanding shares), has requested that each of Proposal No. 3 and Proposal No. 4 (each of which are described below) be included on the agenda of the 2017 Annual General Meeting.

Voting Requirement to Approve Each of Proposal No. 3 and Proposal No. 4

        To be elected to the Board of Directors, each Aristeia Nominee must receive an affirmative majority of the votes cast with respect to such nominee's election at the 2017 Annual General Meeting. Your vote to "ABSTAIN" from voting for any nominee will have no effect on the outcome of the vote for such Aristeia Nominee.

        Pursuant to our Articles of Association, the Company is required to include the Aristeia Nominees on the enclosed WHITE proxy card. As a result, shareholders are provided the opportunity to vote on the enclosed WHITE proxy card for both the candidate nominated by the Company (the "Company Nominee") as well as each of the Aristeia Nominees. Accordingly, the Company Nominee and each of the Aristeia Nominees is listed on the enclosed WHITE proxy card. The Company notes, however, that it is not soliciting you to vote for the Aristeia Nominees and is only including such nominees on the enclosed WHITE proxy card to comply with our Articles of Association.

        If shareholders return a validly executed proxy solicited by the Board of Directors, the shares represented by the proxy will be voted on this proposal in the manner specified by the shareholder or, if no such specification is given, the holder of the proxy will vote the shares "AGAINST" the election of each Aristeia Nominee.

PROPOSAL NO. 3:
SHAREHOLDER PROPOSAL TO ELECT BRETT H. KRAUSE TO THE BOARD

Shareholder Proposal

        Aristeia has requested that the following item and proposal be included on the agenda of the 2017 Annual General Meeting:

        "Elect Brett H. Krause to the Board as an addition to the existing directors."

        Certain additional information relating to Mr. Krause is contained in Annex A and may be contained in Aristeia's proxy statement if Aristeia furnishes such a proxy statement to shareholders.

Other Information

        In the event that the Company's shareholders elect Mr. Krause to the Board of Directors at the 2017 Annual General Meeting, then, in accordance with our Articles of Association, Mr. Krause shall serve on our Board of Directors with a term expiring at the 2018 Annual General Meeting. To the extent any of the Aristeia Nominees are elected to the Board at the 2017 Annual General Meeting, the size of the Board shall be deemed to be increased to enable any such duly elected Aristeia Nominee to serve on the Board.

Statement and Recommendation of the Board of Directors

        Our Board of Directors has considered Proposal No. 3 and unanimously recommends that you vote "AGAINST" this proposal.

        The Company's Board of Directors currently consists of a highly qualified, experienced and diverse group of directors who are well-versed in the Company's business, operations and regulatory environment. The Board of Directors has carefully considered and vetted the completed director nominee questionnaire from Brett H. Krause and unanimously determined that Mr. Krause does not provide any additional skill sets, qualifications or experience that is not already well represented on the Board of Directors. In making such a determination, the Board considered, among other factors, the fact that Mr. Krause (i) may have a conflict of interest as a result of being an angel investor for Inke (‰f‹q), which is in direct competition with the Company, and (ii) lacks any experience serving as a director of a publicly traded company. Moreover, the Board of Directors believes that Aristeia, a 3.5% shareholder, should not be able to hand-pick two directors to serve on the Board. Therefore, the Board of Directors unanimously determined that it is not in the Company's best interests to elect Mr. Krause to the Board of Directors.

        Additional reasons why your Board of Directors is opposing the election of the Aristeia Nominees to the Board is set forth in the letter accompanying this proxy statement.

PROPOSAL NO. 4:
SHAREHOLDER PROPOSAL TO ELECT THOMAS J. MANNING TO THE BOARD

Shareholder Proposal

        Aristeia has requested that the following item and proposal be included on the agenda of the 2017 Annual General Meeting:

        "Elect Thomas J. Manning to the Board as an addition to the existing directors."

        Certain additional information relating to Mr. Manning is contained in Annex A and may be contained in Aristeia's proxy statement if Aristeia furnishes such a proxy statement to shareholders.

Other Information

        In the event that the Company's shareholders elect Mr. Manning to the Board of Directors at the 2017 Annual General Meeting, then, in accordance with our Articles of Association, Mr. Manning shall serve on our Board of Directors with a term expiring at the 2018 Annual General Meeting. To the extent any of the Aristeia Nominees are elected to the Board at the 2017 Annual General Meeting, the size of the Board shall be deemed to be increased to enable any such duly elected Aristeia Nominee to serve on the Board.

Statement and Recommendation of the Board of Directors

        Our Board of Directors has considered Proposal No. 4 and unanimously recommends that you vote "AGAINST" this proposal.

        The Company's Board of Directors currently consists of a highly qualified, experienced and diverse group of directors who are well-versed in the Company's business, operations and regulatory environment. The Board of Directors has carefully considered and vetted the completed director nominee questionnaire from Thomas J. Manning and unanimously determined that Mr. Manning does not provide any additional skill sets, qualifications or experience that is not already well represented on the Board of Directors. In making such a determination, the Board considered, among other factors, the fact that Mr. Manning is currently a member of the boards of directors of three public companies, four private companies and one not-for-profit institution, and as a result, he is unlikely to be able to devote sufficient time and energy to the Company if elected to the Board. Moreover, the Board of Directors believes that Aristeia, a 3.5% shareholder, should not be able to hand-pick two directors to serve on the Board. Therefore, the Board of Directors unanimously determined that it is not in the Company's best interests to elect Mr. Manning to the Board of Directors.

        Additional reasons why your Board of Directors is opposing the election of the Aristeia Nominees to the Board is set forth in the letter accompanying this proxy statement.

OTHER MATTERS

Proposals for the 2018 Annual General Meeting

        To have your proposal or director nomination included in our proxy statement for the 2018 Annual General Meeting, you must submit your proposal or nomination of directors in writing between July 12, 2018 and August 11, 2018 to our Corporate Secretary at SINA Plaza, No. 8 Courtyard 10 West, Xibeiwang East Road, Haidian District, Beijing, 100193 People's Republic of China.

        Each shareholder's notice must contain the following information as to each matter the shareholder proposes to bring before the annual general meeting: (a) as to each person whom the shareholder proposes to nominate for election as a director, all information relating to such nominee that is required to be disclosed pursuant to Regulation 14A under the Exchange Act (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected) and a description of any arrangements or understandings between such nominating shareholders or beneficial owners and each proposed nominee and any other person pursuant to which such nominations are made; (b) as to any other business that the shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such shareholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such shareholder, as they appear on the Company's books, and of such beneficial owner, (ii) the class and number of shares of the Company's shares which are owned beneficially and of record by such shareholder and such beneficial owner and (iii) any other information relating to such shareholder proponent that is required to be provided pursuant to Regulation 14A under the Exchange Act.

        A copy of the full text of the provisions of the Company's Articles of Association dealing with shareholder nominations and proposals is available to shareholders from the Investor Relations Department of the Company upon written request.

COST OF SOLICITATION

        The accompanying proxy is being solicited on behalf of the Board of Directors. We will bear the cost of the solicitation of proxies. In addition to mail and e-mail, proxies may be solicited personally, via the Internet or by telephone or facsimile, by a few of our executives without additional compensation. We will reimburse brokers and other persons holding stock in their names, or in the names of nominees, for their expenses for forwarding proxy materials to principals and beneficial owners and obtaining their proxies. As a result of the potential proxy solicitation by Aristeia, we may incur additional costs in connection with our solicitation of proxies. We have hired Innisfree, located at 501 Madison Avenue, 20th Floor, New York, New York 10022 USA, to assist us in the solicitation of proxies for a fee not to exceed $650,000 plus out-of-pocket expenses. Innisfree expects that approximately 25 of its employees will assist in the solicitation. Arrangements also may be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of shares held by those persons, and we will reimburse them for reasonable expenses incurred by them in connection with the forwarding of solicitation materials. Our expenses related to the solicitation of proxies from shareholders this year will significantly exceed those normally spent for an annual general meeting because of the contested nature of the solicitation. These additional solicitation costs are expected to include the fee payable to our proxy solicitor; fees of outside counsel and other advisors to advise the Company in connection with a contested solicitation of proxies; and increased mailing costs, such as the costs of additional mailings of solicitation material to shareholders, including printing costs, mailing costs and the reimbursement of reasonable expenses of banks, brokerage houses and other agents incurred in forwarding solicitation materials to the beneficial owners of our ordinary shares, as described above.

ANNEX A:
ADDITIONAL INFORMATION REGARDING THE ARISTEIA NOMINEES

        Pursuant to our Articles of Association, the Company is required to include the Aristeia Nominees on its proxy card and its invitation to the 2017 Annual General Meeting. The following sets forth certain information about the Aristeia Nominees received by the Company from Aristeia. The Company has not, and does not plan to, independently verify any of the information below and accordingly takes no responsibility for the completeness or accuracy of such information. The Board of Directors recommends you vote "AGAINST" the election of each of Brett H. Krause and Thomas J. Manning as a director, and the Company does not expect such nominees to solicit proxies on behalf of the Company.

1.     The Aristeia Nominees

        Brett H. Krause, age 48, is the Managing Partner of PurpleSky Capital LLC ("PurpleSky"), one of China's leading early-stage Angel Venture Capital firms specializing in funding start-ups in mobile internet, SaaS-based systems, e-commerce, computer & mobile hardware, internet gaming and other high-tech sectors, where he has worked since August 2016. PurpleSky has invested in more than 70 companies since its inception in 2011. Notable successes include being the sole Angel investor for NASDAQ-listed Momo Inc. (NASDAQ: MOMO), one of China's leading social network apps, and also recently as an Angel investor in Inke (‰f‹q), China's cutting-edge and explosive-growth mobile streaming video app. Prior to joining PurpleSky, Mr. Krause was the President of JPMorgan Chase Bank (China) Company Limited ("JPMorgan China"), a subsidiary of JPMorgan Chase & Co. (NYSE: JPM), from January 2014 to July 2016 and also served on its board of directors during that time. Prior to his time at JPMorgan China, Mr. Krause worked in various Asian businesses of Citigroup, Inc. (NYSE: C). From July 2008 to December 2013, Mr. Krause served as Country Officer (CEO) of Citi Vietnam, and from January 2002 to June 2008, he held several senior management roles at Citi in China, including as Managing Director and head of Global Transaction Services and board director of Citigroup China Company Limited, Citi's wholly-owned locally-incorporated Chinese subsidiary. Prior roles also included e-Business head at Citibank Japan and as Vice President in the Merchant Banking Group at Citigroup Corporate & Investment Bank in Taiwan. During his twenty-year Asian banking career, Mr. Krause specialized in building new banking businesses, including the build out of Citibank's domestic JPY business in Japan, the launch of the RMB banking platform in China as well as the establishment of Citibank's consumer franchise in Vietnam. Mr. Krause has also served on the board of directors of four private companies in China. In addition, Mr. Krause served as the Chairman of Vietnam's Foreign Banking Association from 2010 to 2011, and has been elected eight times as a Governor of the American Chamber of Commerce, including two terms as a Governor of the American Chamber of Commerce in China (Beijing), from 2015 to 2016. Mr. Krause received his B.S. in Foreign Services from Georgetown University in 1991 and his M.B.A. from Columbia Business School in 1996. In addition to English, Mr. Krause speaks Mandarin, Japanese and French. Aristeia believes Mr. Krause's finance and investment expertise, particularly his substantial experience investing in Chinese companies focused on social networking, mobile video streaming and other high-tech sectors, together with his years of management experience, would allow him to make an immediate positive impact on the Board.

        Mr. Krause's principal business address is c/o PurpleSky Capital LLC, Unit A, 8F, Urban City Center, No. 45 Nanchang Road, Huangpu District, Shanghai 20020 China.

        Thomas J. Manning, age 62, is a board director, corporate advisor and educator, who previously served as CEO of companies in Asia, Europe and the United States. Mr. Manning is currently a Lecturer in Law at The University of Chicago Law School in Chicago, Illinois, where he has taught courses on Chinese corporate governance, private equity and U.S.-China relations, since July 2012. In the last 13 years, Mr. Manning has served on seven public company boards, including five in China, as well as several private company boards in China, India and the U.S. Notably, he was the first American appointed by the Chinese government to a large bank board in 2004. His board experience spans a variety of industries, including information technology, software, internet, professional services, telecom, consumer products, retailing, financial services, publishing, media, automotive, education, and healthcare. Mr. Manning currently serves on the following public company boards: The Dun & Bradstreet Corporation (NYSE: DNB), a global provider of corporate information, where he has served as Lead Director, and Chairman of the Nominating and Governance Committee since 2016, and a member of the Audit Committee and the Innovation & Technology Committee since June 2013; CommScope Holding Company, Inc. (NASDAQ: COMM), a global wireless technology manufacturer, where he has served as a member of the Audit Committee, since November 2014; and Clear Media Limited (HKSE: 0100.HK), a leading media company in China, where he has served as the Chairman of the Remuneration Committee, since October 2012. Mr. Manning's past public company board experience includes serving on the boards of Bank of Communications Co., Ltd. (HKSE: 3328.HK), China's fifth largest bank, from August 2004 to August 2010, Gome Electrical Appliances Holding Limited (HKSE: 0493.HK), one of China's largest retailers, from 2007 to June 2012, AsiaInfo-Linkage, Inc., China's largest telecom information technology firm, from October 2006 to September 2014 and iSoftStone, a leading information technology services company in China, from December 2010 to September 2014. In the past, Mr. Manning served as the Chief Executive Officer of Cerberus Asia Operations & Advisory Limited, a subsidiary of Cerberus Capital Management, L.P., a global private equity firm, and as a senior partner with Bain & Company ("Bain"), a management consulting firm, and a member of Bain's China board and head of Bain's information technology strategy practice in the Silicon Valley and Asia. Prior to that, Mr. Manning served as Global Managing Director of the Strategy & Technology Business of Capgemini, SE, a multinational information technology consulting firm, Chief Executive Officer of Capgemini Asia Pacific, and Chief Executive Officer of Ernst & Young Consulting Asia Pacific, where he led the development of consulting and information technology service and outsourcing businesses across Asia. Early in his career, Mr. Manning worked at McKinsey & Company, Buddy Systems, Inc. and CSC Index. Mr. Manning received his A.B. from Harvard College in 1977 and his M.B.A. from Stanford Graduate School of Business in 1979. Mr. Manning speaks English and Mandarin and is a frequent contributor at conferences and in the media. Mr. Manning lived and worked abroad for 17 years, primarily in Asia, and currently divides his time between the U.S. and Asia. Aristeia believes Mr. Manning's vast experience serving on public company boards, including those of several Chinese companies, together with his expertise in Chinese corporate governance issues and his background in management and consulting, would make him a valuable addition to the Company's Board.

        Mr. Manning's principal business address is 9725 Woods Drive, Unit 2009, Skokie, Illinois 60077 USA.

        According to Aristeia's Nomination Notice, Aristeia has signed letter agreements, pursuant to which it has agreed to cause certain of its affiliates to indemnify each Aristeia Nominee against claims arising from their director nomination at the Company in connection with the 2017 Annual General Meeting and any related transactions.

        According to Aristeia's Nomination Notice, Aristeia has signed compensation letter agreements with each of the Aristeia Nominees, pursuant to which (i) Aristeia has agreed to pay each Aristeia Nominee $40,000 in cash upon the submission by Aristeia of its nomination of each of the Aristeia Nominees to the Company and $40,000 in cash upon the mailing of a proxy statement relating to such Aristeia Nominee's election as a director of the Company at the 2017 Annual General Meeting and (ii) Aristeia has agreed to reimburse each Aristeia Nominee for certain pre-approved expenses relating to the nomination of the Aristeia Nominees to the Board.

2.     Information Regarding Ownership of the Company's Securities by the Aristeia Nominees

        According to Aristeia's Nomination Notice, none of the Aristeia Nominees beneficially own of record any securities of the Company and have not engaged in any transactions in securities of the Company during the past two (2) years.

3.     Miscellaneous Information Concerning the Aristeia Nominees

        According to Aristeia's Nomination Notice, (i) during the past ten (10) years, no Aristeia Nominee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Aristeia Nominee directly or indirectly beneficially owns any securities of the Company; (iii) no Aristeia Nominee owns any securities of the Company which are owned of record but not beneficially; (iv) no Aristeia Nominee has purchased or sold any securities of the Company during the past two (2) years; (v) no part of the purchase price or market value of the securities of the Company owned by any Aristeia Nominee is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Aristeia Nominee is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Aristeia Nominee owns beneficially, directly or indirectly, any securities of the Company; (viii) no Aristeia Nominee owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Aristeia Nominee or any of his associates was a party to any transaction, or series of similar transactions, since the beginning of the Company's last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Aristeia Nominee or any of his associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no Aristeia Nominee has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual General Meeting; (xii) no Aristeia Nominee holds any positions or offices with the Company; (xiii) no Aristeia Nominee has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer; (xiv) no companies or organizations, with which any of the Aristeia Nominees has been employed in the past five (5) years, is a parent, subsidiary or other affiliate of the Company; (xv) there are no material proceedings to which any Aristeia Nominee or any of his associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries; and (xvi) with respect to each of the Aristeia Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten (10) years.